UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-25311

(Check one):    ☒ Form 10-K   ☐ Form 20-F   ☐ Form I 1-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2004
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items to which the notification relates:

PART I — REGISTRANT INFORMATION

AMICAS, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

20 Guest Street, Suite 200

Address of Principal Executive Office (Street and Number)

Boston, MA 02135

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has been unable to complete prior to March 16, 2005 all of the information requested by the Registrant’s independent auditors in connection with their audit of the Registrant’s financial statements for the fiscal year ended December 31, 2004, to be included in the Registrant’s Form 10-K for the fiscal year ended December 31, 2004. As a result, the Registrant’s independent auditors will require additional time to complete their audit and report on the financial statements for the fiscal year ended December 31, 2004.

     This delay results principally from the significant demands on the Registrant’s management in recent months, including those resulting from:

•	the Registrant’s sale in January 2005 of its Medical Division, and the resulting accounting for this business as discontinued operations; and

•	the relocation of corporate headquarters from Connecticut to Massachusetts, and resulting changes in personnel, including the entire accounting function.

     Due to the reasons described above, the Registrant could not have timely filed its Form 10-K for the fiscal year ended December 31, 2004 without unreasonable effort or expense. This Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph D. Hill, Chief Financial Officer	617	779-7878

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

Yes ☒         No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒         No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In its February 15, 2005 press release, the Registrant announced unaudited financial information for the quarter and year ended December 31, 2004. As described in that press release, as a result of the Registrant’s January 2005 sale of its Medical Division, the Registrant’s financial statements have been classified to reflect its Medical Division as discontinued operations.

     Additionally, the Registrant announced in the above-referenced press release that (i) its income tax provision for the year ended December 31, 2004 was $5.5 million (ii) its total revenues from continuing operations was $42.6 million and $34.8 million for the years ended December 31, 2004 and 2003 (iii) its income from discontinued operations was $13.8 million and $18.1 million for the years ended December 31, 2004 and 2003 (iv) its current deferred income tax asset was $31.7 million at December 31, 2004, and (v) its additional paid-in capital was $218.7 million at December 31, 2004.

     As previously described in its Current Report on Form 8-K filed on March 17, 2005, based on new information relating to the sale of its Medical Division, the Registrant expects that its Annual Report on Form 10-K will report that (i) its income tax provision for the year ended December 31, 2004 was $2.2 million (ii) its total revenues from continuing operations was $42.3 million and $34.2 million for the years ended December 31, 2004 and 2003 (iii) its income from discontinued operations was $14.1 million and $18.7 million for the years ended December 31, 2004 and 2003 (iv) its current deferred income tax asset was $28.2 million at December 31, 2004, and (v) its additional paid-in capital was $211.9 million at December 31, 2004.

     The unaudited financial information announced on February 15, 2005 remains subject to completion of the audit by BDO Seidman, LLP, as described in Part III above. However, except as described in the Current Report on Form 8-K and in this Form 12b-25 Notification of Late Filing, the Registrant believes that its final audited financial statements included in its Annual Report on Form 10-K will be consistent in all material respects with the Registrant’s February 15, 2005 press release.

AMICAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	/s/ Joseph D. Hill

Name: Joseph D. Hill Title: Chief Financial Officer

3